SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PDS Biotechnology Corporation

(Name of Issuer)

Common Stock, par value $0.00033 per share

(Title of Class of Securities)

279870109

(CUSIP Number)

NetScientific plc

PO Box 597

Ashford

TN23 9XX

Attention: Ilian Iliev

+44 (0)20 3514 1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Page 1 of 8 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 279870109	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS NetScientific Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,282,670(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,282,670(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,670(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.76%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Consists of 1,278,833 Shares (as defined below) and 3,837 Shares subject to an outstanding warrant to purchase Shares.
(2)

Based on 22,250,445 Shares outstanding as of the August 2020 Closing (as defined below), as disclosed in PDS Biotechnology Corporation’s (the “Issuer’s) final prospectus supplement, dated August 11, 2020, to its Registration Statement on Form S-3 (File No. 333-240011), which was filed with the Securities and Exchange Commission (“SEC”) on August 12, 2020 pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

SCHEDULE 13D

CUSIP No. 279870109	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Melvin Lawson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,258,923(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,258,923(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,923(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	Consists of 1,258,923 Shares (as defined below).
(2)

Based on 22,250,445 Shares outstanding as of the August 2020 Closing (as defined below), as disclosed in the Issuer’s final prospectus supplement, dated August 11, 2020, to its Registration Statement on Form S-3 (File No. 333-240011), which was filed with the SEC on August 12, 2020 pursuant to Rule 424(b)(2) under the Securities Act.

SCHEDULE 13D

CUSIP No. 279870109	Page 4 of 7 Pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and restates the statement on Schedule 13D initially filed on March 2, 2020 that relates to the beneficial ownership of Common Stock, $0.00033 par value per share (the “Shares”), of PDS Biotechnology Corporation, a Delaware corporation (“Issuer”). This Amendment No. 1 is being filed by NetScientific plc (“NetScientific”) and Melvin Lawson (“Mr. Lawson” and together with NetScientific, the “Reporting Persons”). On August 11, 2020, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with Oppenheimer & Co. Inc., acting as the underwriter (the “Underwriter”) relating to the issuance and sale of 6,900,000 Shares (which includes 900,000 Shares that were sold pursuant to the Underwriter’s full exercise of its option to purchase additional Shares), at an offering price of $2.75 per Share before underwriting discounts and commissions (the “August 2020 Offering”). This Amendment No. 1 is being filed as a result of the closing of the August 2020 Offering (the “August 2020 Closing”), which occurred on August 13, 2020.

Item 1.	SECURITY AND ISSUER

This statement relates to the Shares of the Issuer, whose principal executive offices are located at 25b Vreeland Road, Florham Park, NJ 07932.

Item 2.	IDENTITY AND BACKGROUND

(a-c,	f) This Amendment No. 1 is being filed on behalf of the Reporting Persons.

The principal business address for NetScientific is 30 St. Mary Axe, London, EC3A 8BF, United Kingdom. The principal business address for Mr. Lawson is c/o The Beckman Group, 2nd Floor, 25 Old Burlington Street, London, W1S 3AN.

NetScientific is a public liability company formed in the United Kingdom. NetScientific’s principal business is investing in life science companies.

Mr. Lawson is on the board of directors of Telecom Plus Plc, Sports Information Services (Holdings) Ltd. and Catalyst Media Group Plc. Mr. Lawson is the sole owner and a director of AB Group Limited, a U.K. private limited company (“AB Group”). Mr. Lawson beneficially owns approximately 29.98% of the issued share capital of NetScientific, but does not have any voting or dispositive control over the securities held by NetScientific.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 11, 2020, the Registration Statement on Form S-1 (File No. 333-235549 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer in connection with the Issuer’s public offering of 9,230,770 Shares (the “February 2020 Offering”), was declared effective. The closing of the February 2020 Offering took place on February 14, 2020 (the “February 2020 Closing”) and in connection with the February 2020 Closing, NetScientific purchased 500,000 Shares (the “Original NetScientific Shares”) at the offering price of $1.30 per share and Mr. Lawson purchased 933,923 Shares, which included 472,388 Shares held by AB Group and 461,535 Shares held by A Beckman PLC SAAS Retirement Benefit Scheme Dealing Account (“A Beckman PLC”), of which Mr. Lawson is the sole beneficiary (the “ Original Lawson Shares”) at the offering price of $1.30 per share. Prior to the February 2020 Closing, NetScientific held 546,670 Shares, which included 542,833 Shares and 3,837 Shares subject to an outstanding warrant to purchase Shares. Prior to the February 2020 Closing, Mr. Lawson did not own any Shares.

SCHEDULE 13D

CUSIP No. 279870109	Page 5 of 7 Pages

In connection with the August 2020 Closing, NetScientific purchased 236,000 Shares (the “New NetScientific Shares” and together with the Original NetScientific Shares, the “NetScientific Shares”) at the offering price of $2.75 per share and Mr. Lawson purchased 325,000 Shares, which include 325,000 Shares held by AB Group (the “New Lawson Shares” and together with the Original Lawson Shares, the “Lawson Shares”) at the offering price of $2.75 per share. Upon consummation of the August 2020 Closing, (i) NetScientific beneficially owned a total of 1,282,670 Shares, consisting of 1,282,670 Shares and 3,837 Shares subject to an outstanding warrant to purchase Shares, and (ii) Mr. Lawson indirectly beneficially owned a total of 1,258,923 Shares, consisting of 797,388 Shares held directly by AB Group and 461,535 Shares held directly by A Beckman PLC.

NetScientific entered into a loan agreement with AB Group pursuant to which NetScientific granted AB Group a security interest in the NetScientific Shares (the “Loan Agreement”). NetScientific purchased the Original NetScientific Shares with its working capital and NetScientific used the proceeds from the Loan Agreement to purchase the New NetScientific Shares.

Mr. Lawson purchased (i) 797,388 Shares of the Lawson Shares with the working capital of AB Group, and (ii) 461,535 Shares of the Lawson Shares through A Beckman PLC. No part of the purchase price for the Lawson Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Lawson Shares.

Item 4.	PURPOSE OF TRANSACTION

The responses to Item 3 and Item 6 of this Amendment No. 1 are incorporated by reference herein.

The Reporting Persons acquired and hold the Shares for investment purposes. Depending on market conditions, each of NetScientific’s and Mr. Lawson’s continuing evaluation of the business and prospects of the Issuer and other factors, NetScientific and/or Mr. Lawson may dispose of or acquire additional Shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

NetScientific is the beneficial owner of the NetScientific Shares. Mr. Lawson is the indirect beneficial owner of the Lawson Shares, which include 797,388 Shares held by AB Group and 461,535 Shares held by A Beckman PLC. Mr. Lawson disclaims beneficial ownership of the NetScientific Shares and the Lawson Shares except to the extent of his pecuniary interest therein. NetScientific disclaims beneficial ownership of the Shares held by Mr. Lawson indirectly through AB Group and A Beckman PLC.

The percentage of outstanding Shares which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on a total of 22,250,445 Shares outstanding as of the August 2020 Closing, as disclosed in the Issuer’s final prospectus supplement (the “Final Prospectus”), dated as of August 11, 2020, to its Registration Statement on Form S-3 (File No. 333-240011), which was filed with the SEC on August 12, 2020 pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended.

SCHEDULE 13D

CUSIP No. 279870109	Page 6 of 7 Pages

(b)	(i) Sole power to vote or direct the vote:	See line 7 of the cover sheets
	(ii) Shared power to vote or direct the vote:	See line 8 of the cover sheets
	(iii) Sole power to dispose or direct the disposition of:	See line 9 of the cover sheets
	(iv) Shared power to dispose or direct the disposition of:	See line 10 of the cover sheets
(c)

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as described in Item 3, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d)

No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Amendment No. 1 that may be deemed to be beneficially owned by the Reporting Persons.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

In connection with NetScientific’s participation in the February 2020 Offering, and contingent upon the February 2020 Closing, the Issuer’s board of directors agreed, via e-mail, to (i) increase the number of authorized directors serving on the Issuer’s board of directors from seven directors to eight directors and to appoint a designee of NetScientific to the Issuer’s board of directors to fill the vacancy created by such newly created directorship, subject to such designee’s approval by the Nominating and Corporate Governance Committee of the Issuer’s board of directors, and (ii) nominate the member of the board of directors so designated by NetScientific for election at the Issuer’s next annual meeting of stockholders.

NetScientific entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter pursuant to which NetScientific agreed, subject to certain exceptions, for a period of 90 days following the date of the Underwriting Agreement, not to sell, transfer or otherwise convey any of the Issuer’s securities held by it. The terms and provisions of the Lock-up Agreement is described more fully in the Final Prospectus, and the above summary is qualified by reference to such description and the full text of the Lock-up Agreement, a form of which is filed as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

1 Form of Lock-Up Agreement (filed as Exhibit A to the Issuer’s underwriting agreement with Oppenheimer & Co., Inc., which was filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on August 13, 2020 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2020

NETSCIENTIFIC PLC

By:	/s/ Ilian Iliev, Ph.D.

SCHEDULE 13D

CUSIP No. 279870109	Page 7 of 7 Pages

Name:	Ilian Iliev, Ph.D.
Title:	Chief Executive Officer

/s/ Melvin Lawson
Melvin Lawson